SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 08 February 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







February 8, 2005


                    BP BOOSTS DOLLAR DIVIDEND BY 26 PER CENT



BP today announced a 26 per cent boost to its fourth quarter dollar dividend compared with last year, the biggest single increase in its recent history.


Citing the "strong prevailing circumstances of the Group, along with future investment patterns and the forward trading environment", chief executive Lord Browne said BP had decided to make a significant one-time step-change in the dividend from 7.1 to 8.5 cents a share.


"Thereafter, we would expect to grow the dividend in line with our view of future sustainable performance. We estimate that this level of dividend allows us to maintain prudent earnings cover even if oil prices went down to $20 dollars a barrel," he said.


Previewing an update on Group strategy to financial analysts scheduled for later today, Browne said: "We are aware that many of our investors are sterling-based and that the dollar's weakness has had an impact on their sterling cash flows. This change will be to their benefit, with a sterling increase of 23 per cent in the fourth quarter dividend compared with last year.


"For the year as a whole, dollar-based investors will see an increase of 13 per cent and sterling-based investors a rise of 4 per cent."


Browne said the company had bought back more than $7.5 billion of shares during 2004 and remained committed to returning "100 per cent of excess free cash flow to investors so long as oil prices remain above $20 a barrel, all other things being appropriate.


"Looking at the potential cash that could be distributed over 2005 and 2006 through share buybacks and dividends, assuming an oil price of $30 a barrel and depending on refining margins and other factors, the total amount available for distribution could be around $23 billion.


"We could use some of the excess free cash flow, for example, for material acquisitions if we saw opportunities which fitted our strategy. But we see no such opportunities at present."


Commenting on BP's record replacement cost profit of $16.2 billion for 2004, up 26 per cent from the previous year, Browne said the company was in a strong financial condition. Post-tax cash flow for the year totalled $24 billion, a rise of 42 per cent from 2003, and gearing stood at 24 per cent.


"Our strategy is on track and unchanged, our operations are in line with our previous indications, and we have a strong base of material assets and markets for a sustainable future."


In Exploration and Production, he said that on a UK GAAP basis the company had more than replaced annual output for the 12th year running - by 106 per cent for the Group and 110 per cent, including equity-accounted entities such as in Abu Dhabi and TNK-BP.


Major discoveries were made in Egypt, Sakhalin, the deepwater Gulf of Mexico, Trinidad and Angola, adding more than 1 billion barrels of oil equivalent to BP's resource base over the year.


Production in existing profit centres, mainly Alaska and the North Sea, showed a net decline of between 4.5 and 5 per cent, a trend expected to continue at an annual average rate of 3 per cent out to 2008. This was partly offset by a rise in output from new profit centres to over 1 million barrels a day of oil equivalent - a figure likely to increase substantially in 2005.


Capital expenditure in existing profit centres rose from $3.2 billion in 2003 to $3.5 billion last year and is expected to rise to some $3.6 billion this year as a result of specific oil field inflation and a weaker dollar. Capex in new profit centres was $6.3 billion in 2004 and, with new project spending now over its peak, is expected to fall to some $6 billion this year.


TNK-BP's 2004 oil production rose nearly 14 per cent to 1.45 million barrels a day, or 1.66 million barrels including the 50 per cent of Slavneft added at the start of the year. Output is estimated to grow by some 5 per cent this year. Capex, which is self-funded, was $1.5 billion in 2004, up from around $1 billion in 2003, and is expected to reach approximately $1.8 billion this year as new prospects are developed, including new extensions to Samotlor and the Uvat project, both 1 billion barrel development options in West Siberia.


"Since the formation of TNK-BP, the total investment we've made has been $5.3 billion and the total dividends received have been $2.2 billion," Browne said.


Group production as a whole grew by 11 per cent in 2004. Output for 2005 would likely hit 4.1 million to 4.2 million barrels a day of oil equivalent before divestments, keeping BP on track to average annual production growth in excess of 5 per cent for the period 2004-2008. The exact level would depend on oil prices, the extent of divestments and various other factors. Capex for Exploration and Production would likely be between $9.5 billion and $10 billion in 2005 and 2006, depending on foreign exchange impacts and inflation.


Capex in refining would be level in 2005 at around $1.3 billion. "The majority of our refining capacity is in the US where margins are structurally advantaged and our refineries are in the top quartile on net cash margins and return on investment. In Europe, after the divestment of Lavera and Grangemouth, our position should improve considerably. In retail, where store sales continue to grow, along with sales of BP's Ultimate premium fuel, capital spending would also remain stable at around $950 million this year," Browne said.


"Our global gas sales rose to 32 billion cubic feet a day in 2004. In North America, where BP is the leading marketer, our gas sales were up 16 per cent over 2003. Going forward, we expect medium-term global growth of 2 to 3 per cent a year, in line with world gas demand, and we will concentrate increasingly on customers who best fit our capabilities."


In petrochemicals the company was on track with plans to divest the bulk of its olefins and derivatives business in phases commencing in the second half of this year, probably by way of an IPO, subject to market conditions and necessary approvals. BP spent $200 million in its high-growth aromatics and acetyls business which generated competitive cash returns in 2004 - a figure likely to rise slightly this year as the company invests to keep its leadership position in the segment.


Browne said he expected capital spending for BP as a whole to total some $14 billion in 2005. "The exact level will depend on the level of the dollar and our continuing track record of offsetting normal underlying annual inflation of some 2 per cent. For the medium term an investment level of around $14 billion is a reasonable expectation.


"Divestments, with the exception of olefins and derivatives, are not presently expected to be large this year. We expect proceeds of around $1.3 billion, comprised of the balance due from the sale of Ormen Lange and normal portfolio optimisation."


Commenting on the oil price, he said that while he expected that demand for oil in 2005 would moderate compared to last year, "we've concluded that on the basis of the supply-demand balance and OPEC's five-year track record of maintaining production discipline, oil prices are likely to have a support level of around $30 a barrel for at least the medium term.


"As far as BP is concerned we will continue to use a Brent oil price of $20 a barrel for the purpose of testing projects and planning our activity level in exploration and production. This allows us to maintain a portfolio of activities with strong returns."


Browne said that, while BP had been helped by the environment, "our success so far is due to our combination of strategy and discipline. Over the past few years we have built a strong base for the Group with material assets and markets into which we are investing. We're achieving the targets for growth we set ourselves, we're improving quality and we're maintaining financial strength.


"Importantly, in spite of the significantly better than expected trading environment, we are maintaining a disciplined approach to the execution of our strategy and consequently making sure that excess free cash flows are appropriately distributed to shareholders."


                                    - ENDS -



                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 08/02/2005                                /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary